Exhibit 99.1

Can-Fite Enters Projected $3 Billion Veterinary Osteoarthritis Market: Signs

Agreement with Vetbiolix for Development of Piclidenoson for Pets

●	All pre-clinical, clinical, and regulatory development work to be conducted and financially covered by Vetbiolix

●	Veterinary market has potential for a shorter path to regulatory approval and product revenues

Can-Fite PETACH TIKVA, Israel, June 28, 2021 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced it has signed a development and commercialization agreement with Vetbiolix, a France-based veterinary biotech company, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats.

Vetbiolix will have the exclusive right to Piclidenoson in the veterinary osteoarthritis market for two years, during which time Vetbiolix will conduct proof-of-concept studies and cover all associated costs. If the studies yield positive data and Vetbiolix exercises its option to obtain the license from Can-Fite, then Vetbiolix will be obligated to pay Can-Fite upfront and milestone payments, in addition to royalties on sales upon regulatory approval for veterinary use.

The canine osteoarthritis market is projected to reach $3 billion by 2024. According to Grand View Research, the broader global companion animal health market is estimated at a value of $20 billion in 2021 and is expected to grow to $27 billion by 2028.

Current treatments for canine osteoarthritis include oral non-steroidal anti-inflammatory drugs (NSAIDs) which only treat symptoms and carry significant harmful side effects, and an injectable disease modifying osteoarthritis drug (DMOAD) that targets the progression of the disease. Piclidenoson, an oral drug that has a favorable safety profile in humans and in animal studies, offers a potentially safe and effective oral treatment for canine osteoarthritis.

“The veterinary market is a significant opportunity where our drugs may have an impact. Both the size of the market and the shorter timelines to regulatory approval have the potential to result in milestone and royalty revenues for Can-Fite. We believe Piclidenoson’s safety and efficacy data in over 1,000 humans, as well as preclinical data from small animals, indicate it may offer relief to the growing number of companion animals with osteoarthritis,” stated Can-Fite VP Business Development Dr. Sari Fishman.

Matthieu Roquette, President at Vetbiolix commented, “The quality of preclinical and clinical data generated by Can-Fite on Piclidenoson and its pharmacological profile make this highly selective A3 Adenosine Receptor Agonist a drug candidate likely to meet the unmet veterinary medical need to date in the management of osteoarthritis pathology in dogs and cats. Moreover, the mechanism of action of Piclidenoson makes this product a strong candidate for a large spectrum of inflammatory disease indications affecting Pets. We are aiming to enter in veterinary regulatory development by the end of 2022 based on clinical proof of concept data we will generate within the next 12 months.”

In 2019, the U.S. Patent and Trademark Office issued to the Can-Fite patent #10,265,337 titled “Use of A3 Adenosine Receptor Agonist in Osteoarthritis Treatment” for Piclidenoson in the treatment of osteoarthritis in mammals.

About Vetbiolix

Vetbiolix develops innovative products for treatment and prevention of diseases affecting pets. As pharmaceutical and biotech companies research novel molecules and compounds for human medicine, tests in different species often reveal exciting possibilities for pets. Vetbiolix has developed a unique approach focused on turning this potential into innovative prescription medicines and care products for pets. To date, veterinarians have still few therapeutics and real preventive care products at their disposal that have been specifically developed and approved for pets. Along with a virtual VetBiotech organization, Vetbiolix exclusively focuses on clinical developments of prescription medicines, diagnostics, nutraceuticals and care products for pets, thanks to its qualified external R&D partners in Europe & the US. Vetbiolix is supported by the Eurasanté Bio-Incubator, the northern France health cluster ranked among the top 20 best European incubators fostering pharm/biotech start-up development (Labiotech.eu 2019).

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, inflammatory disease and COVID-19. The Company's lead drug candidate, Piclidenoson, is currently in a Phase III trial for psoriasis and a Phase II study in the treatment of moderate COVID-19. Can-Fite's liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114